P, E, 12/31/01

FORM 6-K

02016685

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2001

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's
Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's
Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Notification of Interest dated 19th December 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 19th December 2001

COLT Telecom Group plc

By: ______________________

Mark A. Jenkins
Legal Services Director

Notification of interests in shares under

Section 198 of the Companies act 1985

AVS: 169032

1. **Name of Company**

   COLT Telecom Group plc

2. **Name of Director**

   Lawrence M. Ingeneri

3. **Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that persons spouse or children under the age of 18 or in respect of a non-beneficial interest**

   Notification is in respect of director

4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)**

   Lawrence M. Ingeneri

5. **Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)**

   N/A

6. **Please state the nature of the transaction. For PEP transactions please indicate whether general/single co. PEP and if discretionary/non-discretionary**

   Purchase of Shares

7. **Number of shares/amount of stock acquired**

   48,160

8. **Percentage of issued Class**

   Less than 1%

9. **Number of shares/amount of stock disposed**

   N/A

10. **Percentage of issued class**

    N/A

11. **Class of security**

    Ordinary shares of 2.5p each

12. **Price per share**

    £0.62p

13. **Date of transaction**

13 December 2001

14. Date Company informed

17 December 2001

15. Total holding following this notification

100,512

16. Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

This notification is in respect of the take-up of additional shares under the Open Offer. Mr Ingeneri holds 84,784 shares in the form of ADR's

24. Name of contact and telephone number for queries

John Doherty: 0207 390 3681

Mark A. Jenkins

Company Secretary

Date of Notification: 19 December 2001

Company Announcements Office

Old Broad Street

London

EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966

Enquiries: Company Monitoring and enquiries; UK Listing Authority